At a Board of Directors meeting held on April 30, 2018, the Board approved the reorganization of the T. Rowe Price Institutional Credit Opportunities Fund (Acquired fund) into the fund. On June 26, 2018 upon the approval of the Acquired shareholders on June 25, 2018 and pursuant to the reorganization, the fund acquired all of the assets and liabilities of Acquired fund in exchange for I Class shares, creating a combined fund with blended holdings of both funds. After the closing of the reorganization, the assets of the fund increased substantially.